SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Kforce Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

493732 10 1

(CUSIP Number)

Joseph J. Liberatore, Chief Financial Officer Kforce Inc. 1001 East Palm Avenue, Tampa, FL 33605

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 4 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Howard W. Sutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 340,334
	8	SHARED VOTING POWER 3,046,316
	9	SOLE DISPOSITIVE POWER 191,158
	10	SHARED DISPOSITIVE POWER 3,195,492
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,386,650
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON IN

Page 3 of 4 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of common stock, par value $0.01 (“Common Stock”), of Kforce Inc., a Florida corporation (“Kforce”). Kforce’s corporate headquarters are located at 1001 East Palm Avenue, Tampa, Florida 33605.

Item 2.	Identity and Background.

(a) Name: Howard W. Sutter.

(b) – (c) Mr. Sutter’s principal occupation is Vice Chairmen and director of Kforce. His principal business address is 1001 East Palm Avenue, Tampa, Florida 33605.

(d) – (e) During the last five years, Mr. Sutter has not been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Sutter is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 5, 2009, Mr. Sutter was named the sole trustee of the David L. Dunkel 2009 Grantor Retained Annuity Trust (the “GRAT”) and thereby acquired beneficial ownership of the shares held by the GRAT.

Item 4.	Purpose of the Transaction.

See Item 3 above for a description of the purpose of the transaction. As of June 5, 2009 and the date of the filing of this Schedule 13D, Mr. Sutter did not, and does not, have any plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Sutter reserves the right, however, to change his plan at any time as he deems appropriate.

Item 5.	Interest in Securities of the Issuer.

(a) As of June 5, 2009, Mr. Sutter is deemed to beneficially own 3,386,650 shares of Common Stock of Kforce of which 133,767 are subject to stock options and 40,766 are restricted stock. Percent of Class: 8.8%, based on the 38,326,325 outstanding shares reported on the Form 10-Q for the quarter ending March 31, 2009.

(b) Number of shares of which Mr. Sutter has:

(i)	sole power to vote or direct vote: 340,334

(ii)	shared power to vote or direct vote: 3,046,316

(iii)	sole power to dispose or direct disposal of: 191,158

(iv)	shared power to dispose or direct disposal of: 3,195,492

(c) Mr. Sutter effected the following transactions in Kforce’s securities in the sixty days prior to June 5, 2009:

Date	Number of Shares	Price per Share	How and Where Effected
May 7, 2009	15,000	$7.25	Options exercised
May 7, 2009	11,163	$10.28	Withheld by Kforce to pay the exercise price
June 5, 2009	1,500,000	N/A	Appointed trustee of the GRAT

Page 4 of 4 Pages

(d) H.S. Investments, Inc., which is the general partner of Sutter Investments Limited Partnership (the “Partnership”), and is owned and controlled by Mr. Sutter, has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Common Stock beneficially owned by Mr. Sutter through the Partnership.

The beneficiaries of the GRAT may be entitled to receive certain distributions from the GRAT, which may include Common Stock owned by the GRAT, dividends therefrom or proceeds from the sale thereof. Because David L. Dunkel has the power, under the GRAT’s terms, to replace Mr. Sutter with himself as the GRAT’s sole trustee, Mr. Dunkel is also deemed to have the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Common Stock owned by the GRAT.

The beneficiaries of the Dunkel Family Receptacle Trust (the “Trust”) may be entitled to receive certain distributions from the Trust, which may include Common Stock owned by the Trust, dividends therefrom or proceeds from the sale thereof.

To Mr. Sutter’s knowledge, no other person has the right to receive dividends from or to receive proceeds of a sale of the Common Stock reported in this Schedule 13D.

(e) N/A.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described elsewhere in this Schedule 13D, there are no contracts, arrangements, understanding or relationships between Mr. Sutter and any other person regarding any of Kforce’s securities.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2011

By:	/S/ Howard W. Sutter
Howard W. Sutter